Exhibit 99.1

News Release

For Immediate Release

Stantec announces second quarter 2013 results and dividend

EDMONTON, AB (August 1, 2013) TSX, NYSE:STN

Today, Stantec announced strong second quarter 2013 results, with several key items to highlight

•	Gross revenue increased 19.7% to C$566.7 million in Q2 13 from C$473.4 million in Q2 12
•	Net income increased 17.5% to C$36.2 million in Q2 13 from C$30.8 million in Q2 12
•	Diluted earnings per share increased 16.4% to C$0.78 in Q2 13 from C$0.67 in Q2 12
•	The Company declared a quarterly dividend of C$0.165 per share

“At the midpoint of the year we are excited to see continued solid growth and operating performance,” says Bob Gomes, Stantec president and chief executive officer. “It is the outstanding efforts of our staff in building strong client relationships that have allowed us to achieve these positive results for the Company.”

Compared to Q2 12, Stantec’s gross revenue increased by 19.7% to C$566.7 million from C$473.4 million, EBITDA increased 18.0% to C$66.2 million from C$56.1 million, net income increased 17.5% to C$36.2 million from C$30.8 million, and diluted earnings per share increased 16.4% to C$0.78 from C$0.67.

In Q2 13, Stantec’s gross revenue grew organically by 7.3%, demonstrating a sustained ability to generate organic growth within the diversity of the Company’s business model. This is the eighth quarter of continuous organic growth for the Company. Stantec’s positive results in the second quarter were mainly due to activity in the oil and gas, environmental services, and transportation sectors.

Executing on Strategy and Capitalizing on Market Opportunities

With the strength of its recent acquisitions and its depth of expertise, Stantec is well-positioned to capitalize on diverse market opportunities across its practice areas. For example, by cross selling the Company’s transportation expertise, Stantec recently secured a project in its Buildings practice to reconfigure the campus entrance and associated intersections at the University of Maryland, Baltimore County campus, to safely and easily move pedestrians, cyclists, and drivers to their destinations.

Stantec is also seeing the results of its recognized expertise in the water sector. This expertise, together with the Company’s local presence and relationships with leading design-build contractors, has resulted in a recent project where Stantec is the lead engineer and architect for PCCP Constructors, a joint venture, selected for a contract with the US Army Corps of Engineers, New Orleans District. The three new permanent canal closure and pump facilities will form one of the largest drainage pumping stations in the world, and will operate continuously and independently during major hurricane events to protect the New Orleans area from another disaster.

The development of long-term relationships continues to strengthen Stantec’s project roster. This is particularly evident in the midstream oil and gas sector where, with the Company’s enhanced capabilities, Stantec is working on many large pipeline and facilities projects. In the transportation sector, Stantec’s relationships, ability to adapt to changing trends, and increased depth of expertise drive a steady share of projects such as bridge inspections and design-build opportunities from repeat clients.

In the urban land sector, despite some soft regional markets, Stantec continues to capitalize on opportunities, particularly in the mid- to-high density brownfields market, with projects such as one in Guelph, Ontario, to provide the planning, engineering, environmental impact study, and traffic services in a mixed use residential development on former industrial lands in the downtown core.

Continued Growth

Stantec’s strategic plan focuses on its strong local presence across North America and leveraging its world class expertise to the relationships the Company has at the local level. Stantec further strengthened its geographic presence and depth of services with three acquisitions in the second quarter. In May, IBE Consulting Engineers Inc., based in Sherman Oaks, California, joined Stantec, further enhancing Stantec’s buildings engineering presence on the US West Coast. Also in May, Stantec acquired Ashley-Pryce Interior Designers Inc., based in Vancouver, British Columbia, that will augment Stantec’s interior design practice in that area. In June, Stantec acquired civil engineering firm Roth Hill, LLC. Based in Bellevue, Washington, the acquisition will allow Stantec to expand water/wastewater and municipal service capabilities in the Pacific Northwest.

Additional Company Activity

On July 9, 2013, Stantec extended its credit facility by one year with no change in terms or conditions or covenants, and on July 31, 2013, the Company declared a dividend of $0.165 per share, payable on October 17, 2013, to shareholders of record on September 27, 2013.

Conference Call and Company Information

Stantec’s second quarter conference call, to be held Thursday, August 1, 2013, at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide confirmation code 7755151 to the operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 13,000 employees operating out of more than 200 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure, and gross revenue is an additional IFRS measure. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2012 Financial Review. Figures for 2012 have been restated for the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11 “Joint Arrangements” as further described in note 4 of our Q2 13 unaudited interim consolidated financial statements.

This press release contains forward-looking statements concerning Stantec’s future financial performance, future growth, and future results from acquisitions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets and the risk that the contemplated projects will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2012 Financial Review. Stantec’s 40-F has been filed with the SEC and you may obtain this document by visiting EDGAR on the SEC website at www.sec.gov. Our 2012 Financial Review is also available at the CSA website at www.sedar.com or at www.stantec.com. Alternatively, you may obtain a hard copy of the Financial Review free of charge upon request to our Investor Contact noted below.

Media Contact Danny Craig Stantec Media Relations Tel: (949) 923-6085 danny.craig@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.

- Continued, Income Statement and Balance Sheet attached -

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	June 30 2013 $	December 31 2012* $

ASSETS
Current
Cash and cash equivalents	22,765	40,708
Trade and other receivables	376,748	353,451
Unbilled revenue	199,312	148,908
Income taxes recoverable	6,152	3,840
Prepaid expenses	16,554	14,283
Other financial assets	17,877	17,670
Other assets	4,147	4,106

Total current assets	643,555	582,966
Non-current
Property and equipment	130,966	114,994
Goodwill	587,928	566,784
Intangible assets	83,268	85,748
Investments in joint ventures and associates	3,384	5,286
Deferred tax assets	46,759	40,975
Other financial assets	64,340	63,691
Other assets	1,131	3,791

Total assets	1,561,331	1,464,235

LIABILITIES AND EQUITY
Current
Trade and other payables	207,277	211,726
Billings in excess of costs	67,377	60,822
Income taxes payable	-	159
Current portion of long-term debt	44,620	42,888
Provisions	13,174	14,863
Other financial liabilities	3,305	1,672
Other liabilities	8,332	8,650

Total current liabilities	344,085	340,780
Non-current
Long-term debt	250,073	256,408
Provisions	44,619	36,959
Deferred tax liabilities	62,024	57,840
Other financial liabilities	2,438	2,342
Other liabilities	51,102	42,778

Total liabilities	754,341	737,107

Shareholders’ equity
Share capital	249,029	240,369
Contributed surplus	13,806	14,291
Retained earnings	539,766	491,227
Accumulated other comprehensive income (loss)	4,389	(18,862)

Total equity attributable to equity holders of the Company	806,990	727,025

Non-controlling interests	-	103

Total equity	806,990	727,128

Total liabilities and equity	1,561,331	1,464,235

*	Figures for 2012 have been restated for the adoption of IFRS 10 and IFRS 11.

Consolidated Statements of Income

(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30
(In thousands of Canadian dollars, except per share amounts)	2013 $	2012* $	2013 $	2012* $

Gross revenue	566,724	473,410	1,079,931	909,606
Less subconsultant and other direct expenses	97,275	77,550	183,630	143,276

Net revenue	469,449	395,860	896,301	766,330
Direct payroll costs	214,946	180,961	411,471	349,892

Gross margin	254,503	214,899	484,830	416,438
Administrative and marketing expenses	187,749	158,317	363,137	312,003
Depreciation of property and equipment	7,717	6,721	14,999	13,163
Amortization of intangible assets	6,268	4,915	12,072	9,586
Net interest expense	2,247	2,444	4,566	4,661
Other net finance expense	751	644	1,349	1,494
Share of income from joint ventures and associates	(361)	(611)	(569)	(1,007)
Foreign exchange loss	218	308	324	29
Other (income) expense	(60)	77	(368)	190

Income before income taxes	49,974	42,084	89,320	76,319

Income taxes
Current	16,345	10,059	27,231	19,273
Deferred	(2,502)	1,278	(2,489)	1,270

Total income taxes	13,843	11,337	24,742	20,543

Net income for the period	36,131	30,747	64,578	55,776

Weighted average number of shares outstanding – basic	46,176,303	45,727,219	46,116,563	45,647,581

Weighted average number of shares outstanding – diluted	46,479,367	45,727,219	46,414,325	45,647,581

Shares outstanding, end of the period	46,216,049	45,751,251	46,216,049	45,751,251

Earnings per share
Basic	0.78	0.67	1.40	1.22

Diluted	0.78	0.67	1.39	1.22

*	Figures for 2012 have been restated for the adoption of IFRS 10 and IFRS 11.